UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 3)


                    Under the Securities Exchange Act of 1934


                            SCHICK TECHNOLOGIES, INC.
                                (Name of Issuer)

                          COMMON STOCK $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    806683108
                                 (CUSIP Number)


                               LISA SCHWARTZ, ESQ.
                                GENERAL COUNSEL
                              GREYSTONE & CO., INC.
                              152 WEST 57TH STREET
                               NEW YORK, NY 10019
                                 (212) 649-9700
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 April 11, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 7 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 806683108                SCHEDULE 13D                PAGE 2 OF 7 PAGES

1        NAME OF REPORTING PERSON:  Greystone Funding Corporation

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (voluntary):

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]
         (see instructions)                                   (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (see instructions)
                           WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                  [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           Virginia
--------------------------------------------------------------------------------
      NUMBER OF            7        SOLE VOTING POWER
        SHARES                      4,000,000 Shares
     BENEFICIALLY
       OWNED BY                     -----------------------------------
         EACH              8        SHARED VOTING POWER
      REPORTING                     0
        PERSON
         WITH                       -----------------------------------
                           9        SOLE DISPOSITIVE POWER
                                    4,000,000 Shares

                                    -----------------------------------
                           10       SHARED DISPOSITIVE POWER
                                    0

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           4,000,000 Shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (see instructions)               [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           24.42%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (see instructions)
                           CO
--------------------------------------------------------------------------------

CUSIP NO. 806683108                SCHEDULE 13D                PAGE 3 OF 7 PAGES

1        NAME OF REPORTING PERSON:  Stephen Rosenberg

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (voluntary):
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]
         (see instructions)                                   (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4         SOURCE OF FUNDS (see instructions)
                           WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                  [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           Virginia
--------------------------------------------------------------------------------
      NUMBER OF            7        SOLE VOTING POWER
        SHARES                      0
     BENEFICIALLY
       OWNED BY                     -----------------------------------
         EACH              8        SHARED VOTING POWER
      REPORTING                     4,000,000 Shares
        PERSON
         WITH                       -----------------------------------
                           9        SOLE DISPOSITIVE POWER
                                    0

                                    -----------------------------------
                           10       SHARED DISPOSITIVE POWER
                                    4,000,000 Shares

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           4,000,000 Shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (see instructions)                 [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           24.42%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (see instructions)
                           IN

CUSIP NO. 806683108                SCHEDULE 13D                PAGE 4 OF 7 PAGES


                           STATEMENT FOR SCHEDULE 13D

         This Amendment No. 3 to Schedule 13D is being filed on behalf of Greystone Funding Corporation, a Virginia corporation ("Greystone") and Stephen Rosenberg with respect to the common stock, par value $0.01 per share ("Common Stock"), of Schick Technologies, Inc., a Delaware corporation ("Schick"). This Amendment No. 3 amends the initial statement on Schedule 13D originally filed with the Securities and Exchange Commission on December 1, 2000 ("Initial Statement") as amended by Amendments No. 1 and No. 2 thereto filed on April 9, 2004 and April 10, 2006, respectively, by Greystone. The Initial Statement is hereby amended and supplemented as follows:

Item 1.           Security and Issuer

         This statement relates to common stock, par value $0.01 per share of Schick. The principal offices of Schick are located at 31-00 47th Avenue, Long Island City, New York 11101.

Item 2.           Identity and Background

         (a) This statement is filed by Greystone and Stephen Rosenberg (collectively, the "Reporting Persons").

         (b) The business address of Mr. Rosenberg is 152 West 57th Street, 60th Floor, New York, NY 10019, and the business address of Greystone is 419 Belle Air Lane, Warrenton, VA 20186.

         (c) Mr. Rosenberg's present principal occupation involves, among other things, investing in real estate individually and through investment vehicles and originating and securitizing loans. Greystone Funding Corporation invests primarily in real estate related transactions.

         (d) During the past five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Rosenberg is a citizen of the United States of America. Greystone is a corporation organized under the laws of the Commonwealth of Virginia.

CUSIP NO. 806683108                SCHEDULE 13D                PAGE 5 OF 7 PAGES


Item 3.           Source and Amount of Funds or Other Consideration

         Not applicable.

Item 4.           Purpose of the Transaction

         In connection with the agreement described in Item 6 below, Greystone pledged 1,200,000 shares of the Common Stock to secure a loan to it in the amount of $17,000,000.

Item 5.           Interest in Securities of the Issuer

         (a) As of the date hereof, Greystone is the registered holder of 4,000,000 shares of Schick's Common Stock. Such shares of common stock represent approximately 24.42% of Schick's Common Stock outstanding.

                  Mr. Rosenberg may be deemed to own beneficially all Common Stock owned by Greystone by virtue of his ownership of 100% of the outstanding voting securities of Greystone.

         (b) Mr. Rosenberg shares with Greystone the power to cast or direct the casting of votes on 4,000,000 shares of Schick's Common Stock and shares the power to dispose or direct the disposition of such shares. Such shares of Common Stock represent approximately 24.42% of Schick's Common Stock outstanding.

         (c) Except for the transactions referred to in Item 4 above, there have not been any transactions with respect to Schick's Common Stock between the date of the most recent filing on Schedule 13D and the date of this Schedule 13D by either of the Reporting Persons referred to herein.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Effective as of May 12, 2005, Greystone entered into a Financing Agreement by and among Greystone, Greystone Loan Funding, L.L.C. and Bank of America N.A. (the "Financing Agreement"). Effective as of September 28, 2005, the Financing Agreement was amended and restated by the parties thereto. Effective as of April 11, 2006, the Financing Agreement was further amended to provide for a term loan of an additional $17,000,000 to Greystone. The loan outstanding under the Financing Agreement, as so amended, is secured by 1,200,000 shares of the Common Stock.

CUSIP NO. 806683108                SCHEDULE 13D                PAGE 7 OF 7 PAGES


         As of the date hereof, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understanding or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of Schick, except as disclosed in this Item 6 or in Item 4.

Item 7.           Material to be Filed as Exhibits

Exhibit F         Joint Filing Agreement, as of the date hereof, by and
                  between Stephen Rosenberg and Greystone Funding Corporation.

Dated:  April 18, 2006


                                        /s/ Stephen Rosenberg
                                        ----------------------------
                                        STEPHEN ROSENBERG


                                        GREYSTONE FUNDING CORPORATION


                                             By: /s/ Stephen Rosenberg
                                                 ----------------------------
                                                 Name:   Stephen Rosenberg
                                                 Title:  Director

                                                                       EXHIBIT F

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Schick Technologies, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement this 18th day of April, 2006.


                                        /s/ Stephen Rosenberg
                                        ----------------------------
                                        Stephen Rosenberg


                                        Greystone Funding Corporation


                                        By: /s/ Stephen Rosenberg
                                            ----------------------------
                                            Name:   Stephen Rosenberg
                                            Title:  President